SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                ----------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                                (Amendment No.1)


                              Western Sizzlin Corp.
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                                (Name of Issuer)


                          Common Stock, $0.01 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    959542101
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                                 (CUSIP Number)

                                 Sardar Biglari
                               The Lion Fund, L.P.
                        9311 San Pedro Avenue, Suite 1440
                            San Antonio, Texas 78216
                            Telephone (210) 344-3400

--------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                                December 1, 2005
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             (Date of Event which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [x].


          Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.


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(1)  The  remainder  of this  cover  page  shall be filled  out for a  reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  959542101
           ---------------------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     The Lion Fund L.P.

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [X]



3.   SEC USE ONLY



4.   SOURCE OF FUNDS*

     WC

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER

     0

8.   SHARED VOTING POWER

     1,889,310

9.   SOLE DISPOSITIVE POWER

     0

10.  SHARED DISPOSITIVE POWER

     1,889,310

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,889,310

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*



13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     15.9%

14.  TYPE OF REPORTING PERSON*

     PN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.  959542101
           ---------------------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Biglari Capital Corp.

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [X]



3.   SEC USE ONLY



4.   SOURCE OF FUNDS*

     AF, WC

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Texas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER

     0

8.   SHARED VOTING POWER

     1,889,310

9.   SOLE DISPOSITIVE POWER

     0

10.  SHARED DISPOSITIVE POWER

     1,889,310

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,889,310

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*



13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     15.9%

14.  TYPE OF REPORTING PERSON*

     CO

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.  959542101
           ---------------------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Biglari, Sardar

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [X]



3.   SEC USE ONLY



4.   SOURCE OF FUNDS*

     AF,WC

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER

     10,000

8.   SHARED VOTING POWER

     1,889,310

9.   SOLE DISPOSITIVE POWER

     10,000

10.  SHARED DISPOSITIVE POWER

     1,889,310

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,899,310

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*



13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     15.9%

14.  TYPE OF REPORTING PERSON*

     IN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

 CUSIP No. 959542101
          ---------------------

________________________________________________________________________________
Item 1.  Security and Issuer.

         No change.

________________________________________________________________________________
Item 2.  Identity and Background.

     (a-c, f) This Schedule 13D is being filed jointly by (i) Lion Fund, L.P., a Delaware Limited Partnership, ("the Lion Fund") (ii) Biglari Capital Corp., a Texas Corporation ("BCC") and (iii) Sardar Biglari, a United States citizen, (collectively, the "Reporting Persons").

     The principal business address of the Reporting Persons is 9311 San Pedro Avenue, Suite 1440, San Antonio, Texas 78216.

     Sardar Biglari is the Chairman and Chief Executive Officer of BCC, an investment management firm that serves as the general partner to the Lion Fund. The principal business of the Lion Fund is purchasing, holding and selling securities for investment purposes. On December 1, 2005, Sardar Biglari became a Director of the Issuer and member of its Board of Directors.

     (d) None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

________________________________________________________________________________
Item 3.  Source and Amount of Funds or Other Consideration.

     The total cost for the Shares that the Reporting Persons may be deemed to beneficially own is $1,594,372.

     The funds for the purchase of the Shares beneficially owned by the Lion Fund, BCC and Sardar Biglari came from the working capital of the Lion Fund. The Shares beneficially owned solely by Sardar Biglari were acquired as a result of options being issued by the Issuer. No consideration was exchanged for such options.

     No borrowed funds were used to purchase the Shares, other than any borrowed
funds  used  for  working   capital   purposes   (including   certain   leverage
arrangements) in the ordinary course of business.

________________________________________________________________________________
Item 4.  Purpose of Transaction.

     As discussed in the 13D as previously filed, the Reporting Persons have consulted with management of the Issuer and certain of its Directors concerning the business, operations and future plans of the Issuer and the Board of Directors. As a result of such discussions, effective as of December 1, 2005, Sardar Biglari was appointed as a Director of the Issuer and a member of its Board of Directors. The Reporting Persons intend to evaluate the business prospects of the Issuer, as well as its present and future intentions. In connection with such evaluation, the Reporting Persons may from time to time consult with management and other shareholders of the Issuer.

     Except as set forth above, the Reporting Persons have no present plans or intentions that would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

________________________________________________________________________________

Item 5.  Interest in Securities of the Issuer.


     (a-e) As of the date hereof, each of the Lion Fund and BBC may be deemed to be the beneficial owner of 1,889,310 Shares or 15.9% of the Shares of the Issuer, based upon the 11,888,571 Shares outstanding as of November 14, 2005, according to the Issuer's most recent Form 10-Q. As of the date hereof, Sardar Biglari may be deemed to be the beneficial owner of 1,899,310 Shares or 15.9% of the Shares of the Issuer, based upon the 11,898,571* Shares outstanding as of November 14, 2005, according to the Issuer's most recent Form 10-Q.

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* The number of  outstanding  Shares is based on 1,889,310  Shares  outstanding, adjusted for options held by Sardar Biglari.



     The Lion Fund and BCC have the sole power to vote or direct the vote of 0 Shares and the shared power to vote or direct the vote of 1,889,310 Shares. Sardar Biglari has the sole power to vote or direct the vote of 10,000 Shares and the shared power to vote or direct the vote of 1,889,310 Shares.

     The Lion Fund and BCC have the sole power to dispose or direct the disposition of 0 Shares and the shared power to dispose or direct the disposition of 1,889,310 Shares. Sardar Biglari has the sole power to dispose or direct the disposition of 10,000 Shares and the shared power to dispose or direct the disposition of 1,889,310 Shares.

     The granting dates, number of options granted by the Issuer to Sardar Biglari and the consideration paid for such options are set forth in Exhibit B.

     The aforementioned Shares were acquired for investment purposes. The Lion Fund may acquire additional Shares, dispose of all or some of these Shares from time to time, in each case in open market or private transactions, block sales or purchases or otherwise, or may continue to hold the Shares.

     The Reporting Persons specifically disclaim beneficial ownership in the Shares reported herein except to the extent of their pecuniary interest therein.

________________________________________________________________________________
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         No change.
________________________________________________________________________________
Item 7.  Material to be Filed as Exhibits.

     A. An agreement relating to the filing of a joint statement as required by Rule 13d-1(f) under the Securities Exchange Act of 1934 is filed herewith as Exhibit A.

     B. A description of the transactions in the options that were effected by Sardar Biglari during the 60 days prior to December 2, 2005 is filed herewith as Exhibit B.

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


December 12, 2005
-----------------------
(Date)


THE LION FUND, L.P.

By:  Biglari Capital Corp.,
     General Partner

By:  /s/ Sardar Biglari
     -------------------------------
         Sardar Biglari, Chief Executive Officer


BIGLARI CAPITAL CORP.
By:  /s/ Sardar Biglari
     -------------------------------
         Sardar Biglari, Chief Executive Officer


SARDAR BIGLARI

     /s/ Sardar Biglari
     --------------------------------

Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).

                                                                      Exhibit A


                                   AGREEMENT

     The undersigned agree that this Schedule 13D dated December 12, 2005 relating to the Common Stock par value $0.01 of Western Sizzlin Corp. shall be filed on behalf of the undersigned.


December 12, 2005
-----------------------
(Date)


THE LION FUND, L.P.

By:  Biglari Capital Corp.,
     General Partner

By:  /s/ Sardar Biglari
     ------------------------------------
         Sardar Biglari, Chief Executive Officer


BIGLARI CAPITAL CORP.
By:  /s/ Sardar Biglari
     ------------------------------------
         Sardar Biglari, Chief Executive Officer


SARDAR BIGLARI

     /s/ Sardar Biglari
     -----------------------------------

                                                                 Exhibit B







   Transactions in the Options  -- The Reporting Persons




Date of                Number of Shares             Price Per
Transaction            Purchase/(SOLD)                Share
-------------------------------------------------------------------
12/2/05                   10,000                      (1)



25298.0001 #625343


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(1) No consideration  was exchanged for such options.  The options received were granted by the Issuer.